**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**April 20, 2015**

**ORDER GRANTING CONFIDENTIAL TREATMENT**
**UNDER THE SECURITIES ACT OF 1933**

**ACADIA Pharmaceuticals Inc.**

**File No. 333-113137 - CF#32151**

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ACADIA Pharmaceuticals Inc. submitted an application under Rule 406 requesting an extension of a previous grant of confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on February 27, 2004, as amended.

Based on representations by ACADIA Pharmaceuticals Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it.  Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.14        through March 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:


        Brent J. Fields
        Secretary